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                                                                    Exhibit 21.1

                         SUBSIDIARIES OF THE REGISTRANT

The following table shows all direct and indirect subsidiaries of the registrant except (1) subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary, and (2) certain consolidated wholly-owned multiple subsidiaries carrying on the same line of business as to which certain summary information appears below:

                                                   Jurisdiction of Incorporation
                                                   -----------------------------

Boston Gas Company                                 Massachusetts
Colonial Gas Company                               Massachusetts
Essex Gas Company                                  Massachusetts
Midland Enterprises Inc.                           Delaware
Transgas Inc.                                      Massachusetts